UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2008
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Consolidated Financial Results for the three months ended June 30, 2008 (U.S. GAAP Financial Information)
SUPPORT DOCUMENTATION (CONSOLIDATED)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: July 31, 2008

Makita Corporation
Consolidated Financial Results
for the three months ended June 30, 2008
(U.S. GAAP Financial Information)
(English translation of “KESSAN TANSHIN”
originally issued in Japanese language)

CONSOLIDATED FINANCIAL RESULTS
FOR THE THREE MONTHS ENDED JUNE 30, 2008
July 31, 2008
Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President
1. Results of the three months ended June 30, 2008 (From April 1, 2008 to June 30, 2008)
(1) CONSOLIDATED OPERATING RESULTS

	Yen (millions)
	For the three months ended			For the three months ended
	June 30, 2007			June 30, 2008
			%			%
Net sales	80,615		30.1	84,636		5.0
Operating income	14,992		43.1	17,091		14.0
Income before income taxes	15,417		39.4	16,677		8.2
Net income	11,243		43.8	11,781		4.8
	Yen

Net income per share:		78.24			82.81

Notes:	1.	Amounts of less than one million yen have been rounded.

	2.	The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, and net income against the corresponding period of the previous year.
(2) CONSOLIDATED FINANCIAL POSITION

	Yen (millions)
	As of March 31, 2008	As of June 30, 2008
Total assets	386,467	390,946
Shareholders’ equity	316,498	318,561
Shareholders’ equity ratio to total assets (%)	81.9%	81.5%
	Yen

Shareholders’ equity per share	2,201.36	2,262.96

2. Dividend information

	Yen
	For the year ended March	For the year ending March
	31, 2008	31, 2009 (Forecast)
Cash dividend per share:
Interim	30.00	30.00
Year-end	67.00	(Note)
Total	97.00	(Note)

Notes:	1.	The forecast for cash dividend announced on April 30, 2008 has not been revised.

	2.	While the Company has set forth under the Articles of Corporation of the Company that the record date for the payment of dividend shall be the last day of a relevant period, at the present time, the projected amount of dividends as of the said record date has not yet been determined. For further details, refer to “Explanation regarding proper use of business forecasts, and other significant matters” on page 2.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

3. Consolidated financial forecast for the year ending March 31, 2009 (From April 1, 2008 to March 31, 2009)

	Yen (millions)
	For the six months ending				For the year ending
	September 30, 2008				March 31, 2009
			%				%
Net sales	169,500		(0.0)		343,000		0.1
Operating income	31,600		(6.8)		64,000		(4.5)
Income before income taxes	30,700		(10.9)		63,000		(4.2)
Net income	20,500		(13.1)		42,000		(8.8)
				Yen

Net income per share		145.63				298.35

Note: The consolidated financial forecast for the year ending March 31, 2009 has not been revised.
4. Other
(1)	Changes in important subsidiaries during the period (Changes in specific subsidiaries accompanied by changes in scope of consolidation): None

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements:

Note: Refer to [Qualitative Information and Financial Statements] Section 4 “Other” on page 3.

(3)	Changes in principle, procedure and representation of the accounting policies concerning quarterly consolidated financial statements preparation:

Note: Refer to [Qualitative Information and Financial Statements] Section 4 “Other” on page 3.

(4)	Number of shares outstanding (common stock)

1. Number of shares issued (including treasury stock):	As of June 30, 2008:	144,008,760
	As of March 31, 2008:	144,008,760
2. Number of treasury stock:	As of June 30, 2008:	3,236,709
	As of March 31, 2008:	235,135
3. Average number of shares outstanding:	As of June 30, 2008:	142,272,994
	As of June 30, 2007:	143,699,966

Explanation regarding proper use of business forecasts, and other significant matters

1.	The consolidated financial forecast for the year ending March 31, 2009 has not been revised. Regarding the assumptions for the forecasts and other matters, refer to [Qualitative Information and Financial Statements] Section 3 “Qualitative information on consolidated financial forecast” on page 3.

The financial forecasts given above are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of factors above and other, actual results may vary from the forecasts provided above.

2.	Makita’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments.

The Board of Directors plans to meet in April 2009 for a report on earnings for the year ending March 31, 2009. At the time, in accordance with the basic policy regarding profit distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2009.

The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income per share (after adjustments for special circumstances) and multiplied by 100.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

[Qualitative Information and Financial Statements]
1. Qualitative information on consolidated operating results
     Net sales in this first quarter were 84,636 million yen, an increase of 5.0% compared to the same quarter of the previous year, as sales strength continued in emerging markets including Eastern Europe, Russia, Latin America, and the Middle East, which were partially offset by the sales decreases in the U.S. and Japan, where investments in the housing sector were weak.
     With regard to earnings, operating income amounted to 17,091 million yen (ratio of operating income to net sales; 20.2%), up 14.0% from the same quarter of the previous year, income before income taxes amounted to 16,677 million yen (ratio of income before income taxes to net sales; 19.7%), up 8.2% and net income for the quarter amounted to 11,781 million yen (ratio of net income to net sales; 13.9%), up 4.8%.
     Net sales by geographic area were as follows;
     In Japan, as the long-stagnant new housing starts have not yet recovered in full, the sales decreased by 5.3% from the same quarter of the previous year to 11,447 million yen.
     In Europe, while the growth rate of demand in Western Europe slowed down, the sales in Eastern Europe and Russia continued to be solid, resulting in 40,835 million yen, an increase of 8.5%.
     In North America, in addition to the fact that the severe downturn in the U.S. housing market continues, in the foreign exchange market, U.S. dollar moved significantly weaker against Japanese yen in comparison with the rate of the same period of the previous year, which resulted in a decrease of 16.3% to 11,440 million yen.
     In Asia, the business in Southeast Asia showed strong results, recording an increase of 29.8% to 7,036 million yen.
     In other regions, as strong economies benefiting from soaring prices of natural resources still continue, the sales in Central and South America were up by 29.6% to 4,960 million yen, the sales in the Middle East and Africa rose by 19.5% to 4,826 million yen, and the sales in Oceania were higher by 4.0% to 4,092 million yen.
2. Qualitative information on consolidated financial position
          (Analysis on assets, liabilities and shareholders’ equity)
     Total assets as of the end of this first quarter amounted to 390,946 million yen, which was an increase of 1.2% from the end of the previous year. Key factors for this included the increase in inventories carried out in anticipation of sales increases, and the increase in fixed assets associated with facilities and equipment at overseas plants.
     Liabilities rose by 3.1% compared to the previous year-end to 69,535 million yen. The main reason for this increase was an increase in long-term deferred income taxes liabilities mainly as a result of the appreciation of the fair value of the securities investment portfolio of the Company.
     Shareholders’ equity was up by 0.7% compared to the previous year to 318,561 million yen.
3. Qualitative information on consolidated financial forecast
     Despite generally solid emerging markets, as the market environments in Japan as well as in the U.S. are expected to remain severe, and the sense of deceleration in demand in Western European markets are expected to increase, the management environment surrounding Makita remains unpredictably challenging. In light of such uncertain circumstances, at the present time, the Company will not make any change to its forecast announced on April 30, 2008 for the results for six months ending September 30, 2008 and the results for the year ending March 31, 2009.
4. Other
(1)	Changes in important subsidiaries during the period (Changes in specific subsidiaries accompanied by changes in scope of consolidation): None
(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements:
With regard to the income tax expenses, the Company computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes for the fiscal first quarter ended June 30, 2008.
(3)	Changes in principle, procedure and representation of the accounting policies concerning quarterly consolidated financial statements preparation:
Starting with this fiscal year, the Company has adopted the “Fair Value Measurements” pursuant to the Statement of Financial Accounting Standards No. 157. This Statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption did not give rise to any material effect on the Company’s consolidated financial position or results of operations.

3
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

5. Quarterly consolidated financial statements
(1) Quarterly consolidated balance sheets

	Yen (millions)
	As of March		As of June
	31, 2008		30, 2008
	Composition ratio (%)		Composition ratio (%)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	46,306		42,780
Time deposits	2,393		2,855
Marketable securities	49,443		31,686
Trade receivables-
Notes	2,950		3,519
Accounts	60,234		62,709
Less- Allowance for doubtful receivables	(1,018)		(1,071)
Inventories	112,187		125,747
Deferred income taxes	6,478		6,203
Prepaid expenses and other current assets	11,382		13,576

Total current assets	290,355	75.1%	288,004	73.7%

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	18,370		18,640
Buildings and improvements	64,268		64,461
Machinery and equipment	75,651		79,254
Construction in progress	2,765		5,845

	161,054		168,200
Less- Accumulated depreciation	(91,996)		(93,802)

	69,058	17.9%	74,398	19.0%

INVESTMENTS AND OTHER ASSETS:
Investment securities	18,034		19,459
Goodwill	2,001		1,998
Other intangible assets, net	2,240		2,400
Deferred income taxes	1,826		1,362
Other assets	2,953		3,325

	27,054	7.0%	28,544	7.3%

	386,467	100.0%	390,946	100.0%

4
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

	Yen (millions)
	As of March		As of June
	31, 2008		30, 2008
	Composition ratio (%)		Composition ratio (%)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	1,724		3,240
Trade notes and accounts payable	23,372		23,951
Other payables	5,640		6,091
Accrued expenses	7,982		7,259
Accrued payroll	8,096		6,288
Income taxes payable	7,518		6,407
Deferred income taxes	58		60
Other liabilities	5,266		6,664

Total current liabilities	59,656	15.4%	59,960	15.4%

LONG-TERM LIABILITIES:
Long-term indebtedness	908		889
Accrued retirement and termination allowances	3,716		3,677
Deferred income taxes	1,215		3,002
Other liabilities	1,958		2,007

	7,797	2.0%	9,575	2.4%

	67,453	17.4%	69,535	17.8%

MINORITY INTERESTS	2,516	0.7%	2,850	0.7%

SHAREHOLDERS’ EQUITY:
Common stock	23,805		23,805
Additional paid-in capital	45,753		45,753
Legal reserve	5,669		5,669
Retained earnings	249,191		251,340
Accumulated other comprehensive income (loss)	(7,657)		4,187
Treasury stock, at cost	(263)		(12,193)

	316,498	81.9%	318,561	81.5%

	386,467	100.0%	390,946	100.0%

	As of March	As of June
	31, 2008	30, 2008
Total number of shares authorized	496,000,000	496,000,000
Number of shares issued	144,008,760	144,008,760
Number of shares issued (excluding treasury stock)	143,773,625	140,772,051

Number of treasury stock	235,135	3,236,709

5
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(2) QUARTERLY CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)
	For the three months ended		For the three months ended
	June 30, 2007		June 30, 2008
	(Amount)	(%)	(Amount)	(%)
NET SALES	80,615	100.0	84,636	100.0
Cost of sales	47,862	59.4	49,404	58.4

GROSS PROFIT	32,753	40.6	35,232	41.6
Selling, general, administrative and other expenses	17,761	22.0	18,141	21.4

OPERATING INCOME	14,992	18.6	17,091	20.2

OTHER INCOME (EXPENSES):
Interest and dividend income	585		558
Interest expense	(89)		(77)
Exchange gains (losses) on foreign currency transactions, net	31		(359)
Realized gains (losses) on securities, net	12		(365)
Other, net	(114)		(171)

Total	425	0.5	(414)	(0.5)

INCOME BEFORE INCOME TAXES	15,417	19.1	16,677	19.7

PROVISION FOR INCOME TAXES:
Current	2,631		3,131
Deferred	1,543		1,765

Total	4,174	5.2	4,896	5.8

NET INCOME	11,243	13.9	11,781	13.9

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(3) CONDENSED QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen (millions)
	For the three months ended	For the three months ended
	June 30, 2007	June 30, 2008
Net cash provided by operating activities	3,337	2,544
Net cash provided by investing activities	6,157	12,764
Net cash used in financing activities	(7,928)	(20,280)
Effect of exchange rate changes on cash and cash equivalents	908	1,446

Net change in cash and cash equivalents	2,474	(3,526)
Cash and cash equivalents, beginning of period	37,128	46,306

Cash and cash equivalents, end of period	39,602	42,780

(4) NOTES ON THE PRECONDITIONS FOR A GOING CONCERN: None
(5) CONDENSED QUARTERLY OPERATING SEGMENT INFORMATION

For the three months ended June 30, 2007
	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated
Sales:
(1) External customers	16,479	37,760	13,540	2,888	9,948	80,615	—	80,615
(2) Inter-segment	15,924	1,476	1,217	22,030	49	40,696	(40,696)	—

Total	32,403	39,236	14,757	24,918	9,997	121,311	(40,696)	80,615

Operating expenses	27,056	33,079	14,143	21,518	8,666	104,462	(38,839)	65,623
Operating income	5,347	6,157	614	3,400	1,331	16,849	(1,857)	14,992

For the three months ended June 30, 2008
	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated
Sales:
(1) External customers	17,175	40,730	11,604	3,283	11,844	84,636	—	84,636
(2) Inter-segment	16,991	1,666	1,404	26,478	27	46,566	(46,566)	—

Total	34,166	42,396	13,008	29,761	11,871	131,202	(46,566)	84,636

Operating expenses	30,064	35,414	12,787	25,563	9,896	113,724	(46,179)	67,545
Operating income	4,102	6,982	221	4,198	1,975	17,478	(387)	17,091

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(6) NOTES IN CASE THERE IS ANY SIGNIFICANT CHANGE IN THE SHAREHOLDERS’ EQUITY
QUARTERLY CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

Yen (millions)
For the three months ended
June 30, 2008
COMMON STOCK:
Beginning balance	23,805

Ending balance	23,805

ADDITIONAL PAID-IN CAPITAL:
Beginning balance	45,753

Ending balance	45,753

LEGAL RESERVE:
Beginning balance	5,669

Ending balance	5,669

RETAINED EARNINGS:
Beginning balance	249,191
Cash dividends	(9,632)
Net income	11,781

Ending balance	251,340

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Beginning balance	(7,657)
Other comprehensive income for the period	11,844

Ending balance	4,187

TREASURY STOCK, at cost:
Beginning balance	(263)
Purchases (Note)	(11,930)

Ending balance	(12,193)

TOTAL SHAREHOLDERS’ EQUITY	318,561

Note:	Purchases of treasury stock In May 2008, the Company bought back its own shares on the market at 11,923 million yen.

8
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

SUPPORT DOCUMENTATION (CONSOLIDATED)
1. Consolidated financial results and forecast

			Yen (millions)
			For the three months ended		For the three months ended
			June 30, 2007		June 30, 2008
			(Results)		(Results)
			(Amount)	(%)	(Amount)	(%)
Net sales			80,615	30.1	84,636	5.0
Domestic			12,090	12.2	11,447	(5.3)
Overseas			68,525	33.9	73,189	6.8
Operating income			14,992	43.1	17,091	14.0
Income before income taxes			15,417	39.4	16,677	8.2
Net income			11,243	43.8	11,781	4.8
Net income per share (Yen)			78.24		82.81
Employees			9,443		10,515

	Yen (millions)
	For the year ended		For the six months		For the year ending
	March 31, 2008		ending September 30, 2008		March 31, 2009
	(Results)		(Forecast)		(Forecast)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Net sales	342,577	22.4	169,500	(0.0)	343,000	0.1
Domestic	52,193	11.4	24,700	(3.7)	50,000	(4.2)
Overseas	290,384	24.6	144,800	0.6	293,000	0.9
Operating income	67,031	39.1	31,600	(6.8)	64,000	(4.5)
Income before income taxes	65,771	33.3	30,700	(10.9)	63,000	(4.2)
Net income	46,043	24.5	20,500	(13.1)	42,000	(8.8)
Net income per share (Yen)	320.30		145.63		298.35
Employees	10,436		—		—

Note:	The table above shows the changes in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the corresponding period of the previous year.
Please refer to page 3 for the qualitative information on consolidated financial forecast for the six months and fiscal year 2009.
2. Consolidated net sales by geographic area

	Yen (millions)
	For the three months ended		For the three months ended		For the year ended
	June 30, 2007		June 30, 2008		March 31, 2008
	(Results)		(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Japan	12,090	12.2	11,447	(5.3)	52,193	11.4
Europe	37,632	44.0	40,835	8.5	160,360	29.3
North America	13,672	14.0	11,440	(16.3)	56,422	9.6
Asia	5,422	17.3	7,036	29.8	22,629	16.2
Other regions	11,799	39.9	13,878	17.6	50,973	33.7
Central and South America	3,828	39.3	4,960	29.6	16,764	32.0
The Middle East and Africa	4,038	37.8	4,826	19.5	18,687	43.0
Oceania	3,933	42.8	4,092	4.0	15,522	25.7
Total	80,615	30.1	84,636	5.0	342,577	22.4

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on the customer’s location for the periods presented. Accordingly, it differs from operating segment information on page 7.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

3. Exchange rates

	Yen
	For the three months ended	For the three months ended	For the year ended	For the six months ending	For the year ending
	June 30, 2007	June 30, 2008	March 31, 2008	September 30, 2008	March 31, 2009
	(Results)	(Results)	(Results)	(Forecast)	(Forecast)
Yen/U.S. Dollar	120.82	104.56	114.44	100	100
Yen/Euro	162.75	163.44	161.59	158	158

4. Sales growth in local currency basis (major countries)

For the three months ended
June 30, 2008
(Results)
(%)
U.K.	3.9
Germany	0.9
France	4.7
Russia	31.4
U.S.A.	(7.4)
China	24.0
Brazil	46.5
Makita Gulf (UAE)*	43.3
Australia	7.2

* Including export sales for the Middle East and Africa.
5. Production ratio (unit basis)

	For the three months ended	For the three months ended	For the year ended
	June 30, 2007	June 30, 2008	March 31, 2008
	(Results)	(Results)	(Results)
	(%)	(%)	(%)
Domestic	24.7	20.7	22.5
Overseas	75.3	79.3	77.5

6. Consolidated capital expenditures, depreciation and amortization, and R&D cost

	Yen (millions)
	For the three months ended	For the three months ended	For the year ended	For the year ending
	June 30, 2007	June 30, 2008	March 31, 2008	March 31, 2009
	(Results)	(Results)	(Results)	(Forecast)
Capital expenditures	3,961	5,458	15,036	25,000
Depreciation and amortization	1,802	2,181	8,871	10,700
R&D cost	1,403	1,686	5,922	6,500

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language